U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                             FORM 3
          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person: Jeff Holmes
      8800 North Gainey Center Drive, Suite 256, Scottsdale, Arizona
      85258

2.  Date of Event Requiring Statement (Month/Date/Year): 05/30/2000

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol:
       Barbecue Capital Corporation, "bbqa"

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below (X) 10% Owner ( ) Other
     Title: NA

6.  If Amendment, Date of Original (Month/Day/Year): NA
    Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: Common Stock

2. Amount of Securities Beneficially Owned: 650,000

3. Ownership Form: Direct(D)or Indirect(I): D

4.  Nature of Indirect Beneficial Ownership: N/A

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: N/A

2. Date Exercisable (Month/Day/Year): N/A
   Expiration Date(Month/Day/Year): N/A

3. Title: N/A
   Amount of Securities Underlying Derivative Security (Amount of Number of shares): N/A

4. Conversion or Exercise Price of Derivative Security: N/A

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I): N/A

6. Nature of Indirect Beneficial Ownership: N/A

Explanation of Responses:

Signature of Reporting Person: /S/_________________Jeff Holmes
Date: 11/08/2001